[DESCRIPTION]     2000 FIRST QUARTER RESULTS ANNOUNCEMENT

                                                Filed by Titan Exploration, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                          of the Securities Exchange Act of 1934

                                       Subject Company:  Titan Exploration, Inc.
                                                   Commission File No. 000-21843


                          TITAN EXPLORATION ANNOUNCES
                          2000 FIRST QUARTER RESULTS


Midland, Texas, May 15, 2000: Titan Exploration, Inc. (NASDAQ: "TEXP") announced
-----------------------------
$2.3 million ($0.06 per basic share) of net income for the quarter ended March 31, 2000 as compared to approximately $30.0 million ($0.79 per basic share) loss for the comparable 1999 quarter. During the same quarter, Titan generated $12.7 million of earnings before interest, taxes, depreciation, amortization and depletion, exploration expense and other non-cash charges ("EBITDAX") ($0.32 per basic share) as compared to EBITDAX of $7.0 million ($0.18 per basic share) during the comparable 1999 quarter

Pure Resources, Inc. Merger

On December 13, 1999, Titan announced its agreement to merge Titan and the Permian Basin business unit of Unocal Corporation ("Unocal") into a new company named Pure Resources, Inc. ("Pure Resources"). Pure Resources will be a publicly traded company. The Permian Basin business unit of Unocal includes oil and gas exploration and production assets in the Permian Basin of West Texas and the San Juan Basin in New Mexico and Colorado.

Pure Resources will have approximately 50 million shares of common stock outstanding upon completion of the merger. Unocal will hold approximately 65% (32.7 million shares) of Pure Resources. Upon approval by Titan stockholders of the merger, Titan stockholders will receive 0.4302314 shares of Pure Resources common stock for every share held of Titan's common stock and will collectively own approximately 35% of the outstanding common stock of Pure Resources.

Pure Resources' proxy materials relating to the proposed transaction were mailed to shareholders holding Titan common stock as of the April 10, 2000 record date. The shareholder meeting to consider the proposed transaction will be held May 24th, 2000 at 10:00 am central standard time in Midland, Texas. Assuming shareholder approval of the transaction, the merger is scheduled to occur on May 25th, 2000 and Pure Resources will begin trading on the NYSE under the symbol, "PRS" on Friday, May 26th, 2000.

Pure Resources' first quarter of 2000 financial results are expected to be available upon filing a first quarter financial report on Form 10-Q with the Securities and Exchange Commission in early June 2000.

Financial Data

During the quarter ended March 31, 2000, Titan spent approximately $11.2 million on oil and gas capital spending activities as compared to $6.9 million for the comparable 1999 quarter. The Company produced approximately 547,000 barrels of oil and condensate and 5.2 billion cubic feet of natural gas during the quarter. Average prices received, excluding the effects of hedging,
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during the first quarter of 2000 were $26.72 per barrel for crude oil and $2.00 per mcf for natural gas, as compared to $10.64 per barrel and $1.24 per mcf, respectively, during the comparable 1999 quarter. The Company's first quarter 2000 crude oil prices suffered by $5.29 per barrel as a result of its hedging activities. Gas prices for this same period were unaffected by the Company's hedging activities. At March 31, 2000, the Company had oil and gas hedges in place for approximately 1.5 million barrels and 12,315 MMBtu of the Company's production through the remainder of 2000 and the first half of 2001. The hedges will allow the Company to realize, at a minimum, a price of $16.86 per barrel of oil and $2.64 per MMBtu on the volumes hedged. The increase in General and Administrative ("G&A") expense levels during the 2000 first quarter over the comparable 1999 quarter is principally attributable to expenses associated with increased staff in non-synergy areas in anticipation of the merger and increased staff and related costs associated with the Company's new activities in the Central Gulf Coast region of Texas. As the Company assumes responsibility for the Unocal properties and its Central Gulf Coast activities result in additional production, the G&A expenses on a per unit basis are anticipated to decline to the levels Titan experienced during 1999. The increase in production tax levels is attributable to the significant increases in the level of commodity prices over the comparable 1999 quarter.

Titan has mailed a proxy statement/prospectus concerning the merger to its shareholders, and the document has been filed by Pure Resources with the United States Securities and Exchange Commission as part of its Form S-4. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain these documents free of charge at the Securities and Exchange Commission's website, www.sec.gov.



                          FORWARD LOOKING STATEMENTS

Statements in this press release, filings with the Securities and Exchange Commission and other written and oral statements regarding estimated future net revenues from oil and natural gas reserves and the present value thereof, planned capital expenditures (including the amount and nature thereof), increases in oil and gas production, the number of wells Titan anticipates drilling, potential reserves and Titan's financial position, business strategy and other plans and objectives for future operations are "forward looking statements" within the meaning of the Securities Litigation Reform Act.
Although Titan believes that the expectations reflected in these forward looking statements are reasonable, there can be no assurance that the actual results or developments anticipated by Titan will be realized or, even if substantially realized, that they will have the expected effects on its business or operations. Among the factors that could cause actual results to differ materially from Titan's expectations are general economic conditions, inherent uncertainties in interpreting engineering data, operating hazards, delays or cancellations of drilling operations for a variety of reasons, competition, fluctuations in oil and gas prices, government regulations and other factors set forth in Titan's Annual Report on Form 10-K. All subsequent oral and written forward looking statements attributable to Titan or persons acting on its behalf are expressly qualified in their entirety by these factors.

                   ##  Contact Bill White or Jack Harper  ##

                         (Financial Results Attached)
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                            Titan Exploration, Inc.
                          Consolidated Balance Sheets
                                (in thousands)

                                 ASSETS
                                                                                 March 31,      December 31,
                                                                                   2000             1999
                                                                               -----------      -----------
                                                                               (Unaudited)
Current assets:
  Cash and cash equivalents                                                    $    1,535       $    1,310
  Accounts receivable:
   Oil and gas                                                                     12,181           10,365
   Other                                                                               70              252
  Inventories                                                                         595              732
  Prepaid expenses and other current assets                                           971              549
                                                                               -----------      -----------

    Total current assets                                                           15,352           13,208
                                                                               -----------      -----------

Property, plant and equipment, at cost:
 Oil and gas properties, using the successful efforts method of accounting:
   Proved properties                                                              354,259          345,349
   Unproved properties                                                             14,964           13,438
 Accumulated depletion, depreciation and amortization                            (132,973)        (128,686)
                                                                               -----------      -----------
                                                                                  236,250          230,101
                                                                               -----------      -----------

Other property and equipment, net                                                   4,458            4,188

Deferred income taxes                                                              19,348           20,612

Other assets, net of accumulated amortization                                       1,138              689
                                                                               -----------      -----------

                                                                               $  276,546        $ 268,798
                                                                               ===========      ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued liabilities:
      Trade                                                                    $    4,430       $    7,858
      Accrued interest                                                              1,096              959
      Other                                                                        11,104            8,303
                                                                               -----------      -----------
          Total current liabilities                                                16,630           17,120
                                                                               -----------      -----------

Long-term debt                                                                     96,000           90,000
Other liabilities                                                                     852              827

Stockholders' equity:
   Preferred stock, $01 par value, 10,000 shares authorized; none issued
      and outstanding at March 31, 2000 and December 31, 1999, respectively             -                -
    Common stock, $01 par value, 60,000 shares authorized; 43,994 shares issued and outstanding at March 31, 2000 and
      December 31, 1999, respectively                                                 440              440
    Additional paid-in capital                                                    285,265          285,265
    Notes receivable - officers and employees                                      (8,864)          (8,729)
    Treasury stock, at cost                                                       (25,764)         (25,764)
    Accumulated deficit                                                           (88,013)         (90,361)
                                                                               -----------      -----------
          Total stockholders' equity                                              163,064          160,851
                                                                               -----------      -----------

                                                                               $  276,546       $  268,798
                                                                               ===========      ===========

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                            Titan Exploration, Inc.
                Unaudited Consolidated Statements of Operations
                     (in thousands, except per share data)

                                                 Three months ended
                                                       March 31,
                                               ------------------------
                                                 2000            1999
                                               --------        --------
Revenues:
 Gas sales                                     $ 10,369        $  8,411
 Oil sales                                       11,720           6,369
                                               --------        --------
              Total revenues                     22,089          14,780
                                               --------        --------

Expenses:
 Oil and gas production                           5,159           4,953
 Production and other taxes                       1,753           1,207
 General and administrative                       2,544           2,169
 Amortization of stock option awards                  -           1,263
 Exploration and abandonment                      2,731           2,545
 Depletion, depreciation and amortization         4,567           4,826
 Impairment of long-lived assets                      -          25,900
                                               --------        --------
      Total expenses                             16,754          42,863
                                               --------        --------
      Operating income (loss)                     5,335         (28,083)
                                               --------        --------

Other income (expense):
 Equity in net loss ofaffiliates                      -            (115)
 Interest income                                    137              11
 Interest expense                                (1,769)         (2,551)
 Gain on sale of assets                               -             202
 Other                                              (91)            533
                                               --------        --------

      Income (loss) before income taxes           3,612         (30,003)

Income tax expense                               (1,264)              -
                                               --------        --------

      Net income (loss)                        $  2,348        $(30,003)
                                               ========        ========

      Net income (loss) per share              $   0.06        $  (0.79)
                                               ========        ========

      Net income (loss) per share -
       assuming dilution                       $   0.06        $  (0.79)
                                               ========        ========

Weighted average common shares outstanding       40,190          37,935
                                               ========        ========

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                            Titan Exploration, Inc.
                Unaudited Consolidated Statements of Cash Flows
                                (in thousands)



                                                                            Three months ended
                                                                                  March 31,
                                                                         -------------------------
                                                                             2000          1999
                                                                         -----------   -----------
Cash flows from operating activities:
    Net income (loss)                                                    $     2,348   $   (30,003)
    Adjustment to reconcile net income (loss) to net cash provided by operating activities:
        Depletion, depreciation and amortization                               4,567         4,826
        Impairment of long-lived assets                                            -        25,900
        Amortization of stock option awards                                        -         1,263
        Exploration and abandonments                                           2,194         2,015
        Equity in net loss of affiliates                                           -           115
        Gain on sale of assets                                                     -          (202)
        Deferred income taxes                                                  1,264             -
        Other items                                                                -           137
    Changes in assets and liabilities:
        Accounts receivable                                                   (1,633)        3,461
        Prepaid expenses and other current assets                               (288)         (195)
        Other assets                                                            (128)           (2)
        Accounts payable and accrued liabilities                              (1,933)       (4,158)
                                                                         -----------   -----------
             Total adjustments                                                 4,043        33,160
                                                                         -----------   -----------
             Net cash provided by operating activities                         6,391         3,157
                                                                         -----------   -----------

Cash flows from investing activities:
    Investing in oil and gas properties                                      (11,159)       (6,920)
    Additions to other property and equipment                                   (470)          (13)
    Other investing activities                                                     -          (615)
    Capital contribution in equity investments                                     -           805
    Notes Receivable - officers and employees                                   (535)            -
                                                                         -----------   -----------
             Net cash used in investing activities                           (12,164)       (6,743)

Cash flows from financing activities:
    Proceeds from debt                                                         6,000         4,100
    Other financing activities                                                    (2)          (38)
                                                                         -----------   -----------
                  Net cash provided by financing activities                    5,998         4,062
                                                                         -----------   -----------

                  Net increase in cash and cash equivalents                      225           476

Cash and cash equivalents, beginning of period                                 1,310           610
                                                                         -----------   -----------

Cash and cash equivalents, end of period                                 $     1,535   $     1,086
                                                                         ===========   ===========

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                            Titan Exploration, Inc.
              Unaudited Selected Financial and Operating Results
  (in thousands, except per share data, average daily production and per unit information)

                                                                           Three months ended
                                                                                March 31,
                                                                         -----------------------
                                                                           2000           1999
                                                                         --------       --------
FINANCIAL RESULTS:
Revenues                                                                 $ 22,089       $ 14,780
Expenses (excluding income taxes)                                        $ 18,477       $ 44,985
Net income (loss)                                                        $  2,348       $(30,003)
  Net income (loss) per share                                            $   0.06       $  (0.79)
  Net income (loss) per share - assuming dilution                        $   0.06       $  (0.79)
Weighted average common shares outstanding                                 40,190         37,935

Net cash provided by operating activities
 before working capital adjustments                                      $ 10,373       $  4,051
EBITDAX (a)                                                              $ 12,679       $  6,995


OPERATING RESULTS:

Production:
 Oil (MBbls)                                                                  547            598
 Gas (MMcf)                                                                 5,175          6,192
 Total (MBOE)                                                               1,409          1,630

Average Daily Production:
 Oil (Bbl)                                                                  6,009          6,644
 Gas (Mcf)                                                                 56,869         68,800
 Total (BOE)                                                               15,487         18,111

Average Sales Price Per Unit (excluding effects of
 hedging):
 Oil (per Bbl)                                                           $  26.72          10.64
 Gas (per Mct)                                                           $   2.00           1.24
 Total (per BOE)                                                         $  17.71           8.64

Average Sales Price Per Unit (including effects of
 hedging):
 Oil (per Bbl)                                                           $  21.43          10.64
 Gas (per Mcf)                                                           $   2.00           1.36
 Total (per BOE)                                                         $  15.67           9.07

Expenses Per BOE:
 Production costs, excluding production and other
  taxes                                                                  $   3.66           3.06
 Production and other taxes                                              $   1.24           0.72
 General and administrative expenses                                     $   1.81           1.32
 Depletion, depreciation and amortization                                $   3.24           2.94

--------------------
(a) EBITDAX is calculated by adding interest expense, income taxes, depletion, depreciation, and amortization, impairment of long-lived assets, amortization of stock option awards, restructuring charge, exploration and abandonment costs, gain (loss) on sale ofassets and equity in net loss ofaffiliates to net income (loss).